eWellness Healthcare Corporation
11825 Major Street
Culver City, CA 90230

May 25, 2017

United States Securities and Exchange Commission
Washington, DC 20549

Attn: John Reynolds, Assistant Director

Re: eWellness Healthcare Corporation
File No. 333-217252
Amendment No. 2 to Registration Statement on Form S-1
Staff Comment Letter dated May 16, 2017

Ladies and Gentlemen:

This letter is in response to the staff's comment letter dated May 16, 2017, with respect to the above-referenced Form S-1 filed by eWellness Healthcare Corp. For the convenience of the staff, we have included each of the staff's comments numbered sequentially, followed by our response to each numbered comment.

General

Comment 1. We note your response to prior comment 1. We object to the registration of an indirect primary offering when there is an intention to use the equity line to repay the company's indebtedness to the investor, unless the company includes a representation that it has the ability to repay the indebtedness without recourse to the funds received or to be received under the equity line agreement and the amount of indebtedness may not be reduced or relieved by the issuance of shares under the equity line. Since it appears you intend to use the proceeds of the equity line to repay your indebtedness to the investor and you were not able to make the representation that you have the ability to repay the indebtedness without recourse to the monies to be received under the equity line, your transaction does not comply with our equity line provisions and you may not register the offering as an indirect primary offering.

Response 1. We have revised our disclosure to correct our misinterpretation of prior comment 1 under subheading "Investment Agreement with Tangiers Global" on page 32 as follows:

At present, the Company believes to have the ability to repay the indebtedness without recourse to the funds received or to be received under the equity line agreement and the amount of indebtedness may not be reduced or relieved by the issuance of shares under the equity line.

The Company would have to issue a number of shares to Tangiers underlying the convertible notes issued to Tangiers as follows:

1. A fixed price convertible promissory note issued to Tangiers on February 10, 2017, having a maturity date of September 10, 2017, in the principal amount of $100,000 which is convertible at $0.20 bearing a onetime interest charge of 8% and would result into the issuance of 540,000 shares including the conversion of $8,000 in interest.
2. A fixed price convertible promissory note issued to Tangiers on February 10, 2017, having a maturity date of September 10, 2017, for the face value of $275,000, $137,500 of which was funded, which is convertible at $0.20 bearing a onetime interest rate of 8% and would result into the issuance of 742,500 shares including the conversion of $11,000 in interest.
3. A fixed price convertible promissory note issued to Tangiers on April 11, 2017, having a maturity date of November 11, 2018,in the principal amount of $308,000 which is convertible at $0.20 bearing a onetime interest rate of 8% and would result into the issuance of 1,663,200 shares including the conversion of $24,640 in interest.

Investment Agreement with Tangiers Global, LLC, page 32

Comment 2. Please describe the conversion right provision for the Tangiers convertible notes in the event of a Maturity Default. Disclose whether the convertible notes are currently in default.

Response 2. We have expanded our disclosure by adding an additional paragraph titled "Conversion Rights Provisions in the Event of a Maturity Default of the Tangiers Convertible Notes." under subheading Investment Agreement with Tangiers Global, LLC as follows:

At any time and from time to time after a default occurs solely due to the fact the Note is not retired on or before the Maturity Date ("Maturity Default"), Tangiers, as Convertible Note Holder, shall have the right, at Tangiers' sole option, to convert in whole or in part the outstanding and unpaid Principal Amount under the Convertible Notes into shares of Common Stock following the Maturity Date at the Maturity Default Conversion Price.

The Maturity Default Conversion Price of the Tangiers Convertible Notes dated February 10, 2017 shall be equal to the lower of: (a) the Conversion Price of $0.20 or (b) 75% of the average of the volume weighted average prices of the Company's common stock during the 5 consecutive Trading Days prior to the date on which the Holder elects to convert all or part of the Note. For the purpose of calculating the Maturity Default Conversion Price only, any time after 4:00 pm Eastern Time (the closing time of the Principal Market) shall be considered to be the beginning of the next Business Day. If the Company is placed on "chilled" status with the DTC, the discount shall be increased by 10%, i.e., from 25% to 35%, until such chill is remedied. If the Company is not DWAC eligible through their Transfer Agent and DTC's FAST system, the discount will be increased by 5%, i.e., from 25% to 30%. In the case of both, the discount shall be a cumulative increase of 15%, i.e., from 25% to 40%.

The Maturity Default Conversion Price of the Tangiers Convertible Note dated April 11, 2017 shall be equal to the lower of: (a) the Conversion Price of $0.20 or (b) 65% of the average of the volume weighted average prices of the Company's common stock during the 15 consecutive Trading Days prior to the date on which the Holder elects to convert all or part of the Note. For the purpose of calculating the Maturity Default Conversion Price only, any time after 4:00 pm Eastern Time (the closing time of the Principal Market) shall be considered to be the beginning of the next Business Day. If the Company is placed on "chilled" status with the DTC, the discount shall be increased by 10%, i.e., from 35% to 45%, until such chill is remedied. If the Company is not DWAC eligible through their Transfer Agent and DTC's FAST system, the discount will be increased by 5%, i.e., from 35% to 40%. In the case of both, the discount shall be a cumulative increase of 15%, i.e., from 35% to 50%.

The Maturity Default Conversion Price is solely used in the occurrence of a Maturity Default and does not apply to a default for any other reason.

None of the three Convertible Notes issued to Tangiers are currently in default.

Sincerely,

/s/ Darwin Fogt